
                                                                                         Exhibit 11


                                      GTE CORPORATION AND SUBSIDIARIES
                                    CALCULATION OF EARNINGS PER COMMON SHARE


                                                      Three Months Ended           Six Months Ended
                                                            June 30                     June 30
                                                      1994          1993           1994        1993
                                                                     (In Thousands)

  Net income applicable to common stock              $593,440    $433,509       $1,093,050     $889,478

  Adjustments to net income:
  Add - Preferred dividend requirements on
           dilutive convertible preferred stocks          180         173              338          354
        Interest expense, net of tax
           effect, on employees' stock plans              381         430              541          623
              Total adjustments                           561         603              879          977

  Adjusted consolidated net income
       applicable to common stock                    $594,001    $434,112       $1,093,929     $890,455

  Average common shares                               956,193     943,283          954,942      942,268

  Adjustments to common shares:
  Add - Dilutive convertible preferred stocks             582         660              593          676
        Employees' stock and stock option plans         2,992       3,554            2,609        2,985
             Total adjustments                          3,574       4,214            3,202        3,661

  Adjusted average common shares                      959,767     947,497          958,144      945,929

  EARNINGS PER COMMON SHARE:

  Primary (1)                                            $.62        $.46            $1.14       $  .94

  Fully diluted (2)                                      $.62        $.46            $1.14       $  .94



  (1)  Computed by dividing net income applicable to common stock for the periods by the average common shares outstanding.  Common stock equivalents are excluded from this computation since they do not have a 3% dilutive effect.

  (2)  Computed assuming conversion or exercise of those preferred stocks and stock plans that would have a dilutive effect.

       (a)  Average common shares outstanding are adjusted to reflect the shares which would be issued upon conversion of preferred stocks using the "if converted" method.
            Equivalent common shares to be added to average shares for the employees' stock plans, stock ownership plan and stock options are computed according to the
            "treasury stock" method.

       (b)  Net income for the periods is adjusted to reflect the increase in income for the preferred dividends declared for the periods on the convertible preferred stocks and the interest accrued, net of tax effect, on funds received from installments under the employees' stock plans.

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